NIB NORDIC INVESTMENT BANK FINANCING THE FUTURE Interim Financial Report January–June 2025 Q2

Q2 INTERIM FINANCIAL REPORT / 2 Table of contents 3 President and CEO’s comments 4 Key figures and ratios 5 Follow-up on long-term targets 6 Operating and financial review 6 Total comprehensive income 9 Financial position 12 Financial statements 12 Statement of comprehensive income 13 Statement of financial position 14 Statement of changes in equity 15 Cash flow statement 17 Notes to the interim financial statements 17 Note 1—Segment information 19 Note 2—Net interest income 19 Note 3—Net profit/loss on financial operations 20 Note 4—Expected credit loss 20 Note 5—Net loan losses 21 Note 6—Financing outstanding 21 Note 7—Debts evidenced by certificates 22 Note 8—Classification of financial instruments 24 Note 9—Fair value of financial instruments 27 Note 10—Basis of preparation 27 Ratio definitions 28 Signed by the Board of Directors and the President 29 Report on Review of Interim Financial Report On 6 May, NIB and the Republic of Lithuania signed a EUR 400 million financing agreement earmarked for national defence system investments during 2025–2027. The signing took place in Vilnius on the day when the Bank celebrated 20 years of the Baltic membership at NIB together with its stakeholders.

The second quarter was characterised by continued geopolitical tensions, trade policy developments and volatile financial markets. Demand for NIB’s financing remained strong. Lending activity increased throughout the quarter, and new financing in the first half of the year surpassed last year’s already high levels. New financing amounted to EUR 2.0 billion, with 99% of projects fulfilling our mandate. Growth in lending volumes outweighed the impact of lower interest rates which led to an increase of 7% in NIB’s core earnings in the form of net interest income compared to the first six months of 2024. Net profit remained strong. Despite being 6% lower than the first half of 2024, it was higher than the previous six months. To meet the demand for our financing, a total of EUR 6.3 billion was raised in new funding during the first half of the year. This included two Euro benchmark bonds of EUR 1 billion and EUR 750 million and a USD 1.25 billion benchmark bond. Our triple-A credit rating is built on solid financial performance and strong ownership and risk management. During the second quarter, NIB’s Aaa credit rating was affirmed by Moody’s ratings, while Standard & Poor reaffirmed its AAA rating of NIB in the first quarter. This reflects our high asset quality, solid liquidity and capital adequacy. In May, NIB signed its first defence-related loans with Finnish Savox Communications and the Republic of Lithuania. In June, the Board of Directors took further steps to strengthen the security, resilience and defence capabilities in the region. The revision of the Sustainability Policy Exclusion list now permits NIB to finance conventional weapons and ammunition, while excluding producers of controversial weapons. The policy entered into force in July. NIB invited its stakeholders to Vilnius in May to mark the 20th anniversary of Estonia, Latvia and Lithuania as members of NIB. The event brought together representatives from across our region to reflect the Nordic-Baltic cooperation and discuss how to strengthen resilience in the face of today’s geopolitical, economic, and environmental challenges. President and CEO’s comments It is our responsibility to ensure that our activities reflect societal developments and align with the needs of our member region. The steps taken during the first half of the year in the field of defence reflect that. At the same time, the core of our mission—to provide long-term sustainable finance that improves productivity and benefits the environment in the Nordic-Baltic region—continues to guide our work. André Küüsvek, President & CEO Q2 INTERIM FINANCIAL REPORT / 3

NIB
Q2 INTERIM FINANCIAL REPORT / 4

Key figures and ratios

EUR **2,008** million
in new financing

EUR **3,025** million
in new financing committed

99.3%
of disbursed loans fulfil our mandate to a level of good or excellent

EUR **134** million
in net profit

18.2%
cost/income ratio

6.9%
YoY increase in net interest income

In millions of euro, unless otherwise specified	Jan-Jun 2025	Jan-Jun 2024	YoY change	Jan-Dec 2024
Net interest income	173	162	6.9%	332
Profit before net loan losses	140	147	-4.8%	259
Net profit	134	143	-6.0%	256
New financing[1]	2,008	1,896	5.9%	4,353
New financing committed[2]	3,025	2,642	14.5%	5,021
% of loans achieving good or above mandate[3]	99.3%	99.9%	-0.6pp	99.9%
New debt issuance	6,344	6,422	-1.2%	9,070
Financing outstanding[4]	24,398	22,334	9.2%	23,574
Total assets	44,047	41,615	5.8%	43,104
Debts evidenced by certificates	37,214	34,270	8.6%	36,230
Total equity	4,600	4,424	4.0%	4,553
Equity/total assets[5]	10.4%	10.6%	-0.2pp	10.6%
Return on equity[5]	5.9%	6.5%	-0.6pp	5.8%
Cost/income[5]	18.2%	17.1%	1.1pp	18.5%
Number of employees at period end	261	257	1.6%	257

[1] Including loan disbursements and investments in lending bonds. Lending bonds are investments in labelled (green, social, sustainability and sustainability-linked), MREL (minimum requirement for own funds and eligible liabilities) and other bonds initiated by Lending organisation.
[2] Including new loans signed and commitments to investments in lending bonds.
[3] See page 9 for mandate fulfilment explanation.
[4] Including loans outstanding and investments in lending bonds.
[5] See page 27 for ratio definitions.

NIB
Q2 INTERIM FINANCIAL REPORT / 5

Follow-up on long-term targets

Strategic ambition	Our targets	Status as of 30 June 2025	Comments
Capital accumulation 	Return on equity >5%	5.9% (target 5.0%)	Continued good development in ROE for 2025, with the metric over the target level.
	Maintain AAA/Aaa rating	AAA/Aaa ratings confimed	S&P Global Ratings and Moody's both confirmed NIB's rating at AAA and Aaa, respectively.
Sustainability  Net zero by 2050	30-by-30 (EUR 30bn of green projects financed between 2021-2030[1])	EUR 19.3bn / 30bn	We continue to make good progress towards the 30-by-30 target. During 2025 so far, NIB financed EUR 1.2 billion of projects that received good or excellent rating with its environmental mandate.
	Delivering on 2030 climate targets	7/9 Targets on track	We made solid progress on our climate commitments in 2024, with seven out of nine targets on track to achieve our 2030 ambition. The follow-up on this target happens annually.
	Doubling in transition lending to hard-to-abate sectors by 2030 (EUR 1.1bn of new loan disbursements)[2]	EUR 419 million / 1.1bn	Solid start with the hard-to-abate target fulfilment. In first half of 2025, NIB financed EUR 225 million in eight projects in sectors such as Marine, Steel, Mining and Construction Machinery & Heavy Trucks. The total amount of loans signed was EUR 754 million as of 30 June 2025.
Diversity, engagement & leadership 	Each gender to have at least 40% representation at leadership roles by 2030	35% (target 40%)	At the end of June 2025, 35% of our leaders were women and 65% were men.
	Share of international member country workforce at least 25% by 2030	19% (target 25%)	Share of international member country workforce increased from 18% to 19% during the first half of 2025. NIB also launched a Young Professional Programme targeting to further increase the international member country share.
	Engagement index in the same level or above the external benchmark	4.0 (Benchmark: 4.0)	NIB conducts semi-annual employee engagement surveys. On the first survey for 2025, both NIB's engagement level as well as the benchmark level remained at 4.0.

[1] Total project costs in EUR for the loans that have received "good" or "excellent" rated environmental mandate taking into account that NIB typically finances up to 50% of total project costs.
[2] Cumulative new NIB climate strategy aligned hard-to-abate financing 2024–2030 compared to 2017–2023. Hard-to-abate: steel, aluminium, commodity chemicals, fertilizers & agricultural chemicals, airlines, marine, trucking, construction materials, construction machinery & heavy trucks, diversified metals & mining.

Total comprehensive income January–June 2025 compared to January–June 2024 NET PROFIT The net profit for the period January–June 2025 amounted to EUR 134.2 million, which was EUR 8.6 million lower than the corresponding period in 2024. Total operating income decreased from EUR 177.0 million to EUR 170.7 million. Net interest income increased by EUR 11.1 million while net fee and commission income decreased by EUR 1.8 million. The net loss on financial operations was EUR 3.2 million compared to a gain of EUR 12.4 million in the same period in 2024. Net loan losses ended at EUR 5.5 million compared to a loss of EUR 4.0 million in 2024. There have been no realised loan losses year to date. Operating and financial review NET INTEREST INCOME Net interest income for the period amounted to EUR 172.7 million compared to EUR 161.6 million in 2024, an increase of EUR 11.1 million. Net interest income on lending activities amounted to EUR 106.0 million and was EUR 12.4 million higher than in 2024 mainly due to a higher amount of loans outstanding. The interest income on treasury activities decreased from EUR 67.9 million to EUR 66.7 million as a result of a decrease in market interest rates. NET FEE AND COMMISSION INCOME Net fee and commission income for the period January–June 2025 of EUR 1.2 million was EUR 1.8 million lower than the same period in 2024. Q2 INTERIM FINANCIAL REPORT / 6 180 150 120 90 60 30 0 Net interest income In millions of euro Lending Treasury H1’23 H2’23 H1’24 H2’24 H1’25 Net profit In millions of euro 150 120 90 60 30 0 H1’23 H2’23 H1’24 H2’24 H1’25 Net fee and commission income In millions of euro 5 4 3 2 1 0 H1’23 H2’23 H1’24 H2’24 H1’25

NET PROFIT/LOSS ON FINANCIAL OPERATIONS The net profit/loss on financial operations for the first half of the year amounted to a loss of EUR 3.2 million compared to a profit of EUR 12.4 million in the same period last year. The result in the first half of 2025 comprised of unrealised losses of EUR 5.5 million and realised gains of EUR 2.4 million. Unrealised valuation gains and losses on assets in the Bank’s liquidity portfolio of high quality bonds arise from changes in credit spreads. When credit spreads widen, this results in negative valuations on the bonds. If the Bank holds the bonds to maturity, so that they are not sold based on the current exit market value, any valuation gains and losses will reverse, as the bonds will settle at par. Unrealised valuation gains and losses can also relate to the interest rate hedges of the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to short term floating rates. The total valuation of the swap hedges and underlying transactions use different rates and is therefore exposed to spread changes between those rates. As the Bank intends to hold these hedging transactions to maturity these valuation gains and losses are expected to reverse in full. TOTAL OPERATING EXPENSES Total operating expenses amounted to EUR 31.0 million which is EUR 0.8 million higher than for the corresponding period in 2024. The Bank continues to invest in people and technology to remain relevant and fulfil the Bank’s mandate. The cost/income ratio for period January-June 2025 was 18.2% compared to 17.1% in the same period in 2024. The Bank’s main expenses comprise personnel costs, cost related to IT and depreciation. Personnel costs of EUR 20.3 million were EUR 0.5 million higher in the first half of 2025 compared to the same period in 2024 due to annual salary adjustments and a higher head count. The other operating expenses were EUR 0.3 million higher in the first six months of 2025 compared to the same period in 2024. Q2 INTERIM FINANCIAL REPORT / 7 Net profit/loss on financial operations In millions of euro Realised Unrealised 30 20 10 0 -10 -20 -30 -40 H1’23 H2’23 H1’24 H2’24 H1’25 Personnel expenses In millions of euro 0 -5 -10 -15 -20 -25 H1’23 H2’23 H1’24 H2’24 H1’25 0 -5 -10 -15 Other operating expenses In millions of euro H1’23 H2’23 H1’24 H2’24 H1’25

NET LOAN LOSSES During the first half of 2025, the Bank recorded net loan losses of EUR 5.5 million compared to a loss of EUR 4.0 million for the corresponding period in 2024. Increase in net loan losses is mainly explained by new loan commitments. In general, there have been no significant observed changes in the credit quality in the overall loan portfolio and there were no realised losses during the period. OTHER COMPREHENSIVE INCOME The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in Other comprehensive income (OCI). This unrealised amount was a loss of EUR 7.9 million for the first six months of 2025 compared to a loss of EUR 5.7 million in the same period last year. The loss recorded is mainly due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies. As the fair value hedges are kept to maturity the gains and losses in OCI are expected to reverse in full. For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads are also recorded in OCI. For the six month period ended 30 June 2025, the Bank recorded unrealised losses of EUR 2.9 million from these changes compared to an unrealised gain of EUR 0.8 million in the same period in 2024. TOTAL COMPREHENSIVE INCOME All in all, NIB had a 10.4% lower total comprehensive income in the first half of 2025 compared to the same period in 2024. Total comprehensive income ended at EUR 123.5 million compared to EUR 137.8 million in the first half of 2024. Q2 INTERIM FINANCIAL REPORT / 8 Net loan losses In millions of euro 10 5 0 -5 -10 H1’23 H2’23 H1’24 H2’24 H1’25 30 20 10 0 -10 -20 -30 Other comprehensive income In millions of euro H1’23 H2’23 H1’24 H2’24 H1’25 Total comprehensive income In millions of euro 150 120 90 60 30 0 H1’23 H2’23 H1’24 H2’24 H1’25

FINANCING OUTSTANDING The financing outstanding amounted to EUR 24,398 million. This comprises EUR 23,719 million of loans outstanding and investments of EUR 680 million in lending bonds recorded in debt securities. The total new financing during the period amounted to EUR 2,008 million, which is EUR 111 million higher than for the same period in 2024. More information regarding new loans signed can be found on NIB’s website. Financial position FINANCING HIGHLIGHTS In millions of euro, unless otherwise specified Jan–Jun 2025 Jan–Jun 2024 2024 2023 2022 2021 New loans signed 2,865 2,610 4,884 2,766 3,936 1,683 New investments in lending bonds1 160 32 137 63 178 169 New financing 2,008 1,896 4,353 3,446 3,705 2,440 Number of new loans signed 37 38 75 52 54 36 Number of new investment in lending bonds 11 2 8 4 10 14 Amortisations and prepayments -1,119 -1,473 -2,655 -3,618 -2,707 -1,989 Financing outstanding 24,398 22,334 23,574 22,075 22,287 22,345 Member countries2 23,894 21,813 23,054 21,595 21,827 21,721 Non-member countries2 580 591 590 546 526 774 ECL on loans outstanding -75 -70 -70 -66 -66 -150 Credit impaired loans (Stage 3 ECL) 105 97 108 9 10 78 As % of total financing outstanding 0.43% 0.43% 0.46% 0.04% 0.04% 0.35% 1 Investments in labelled (green, social, sustainability and sustainability-linked), MREL (minimum requirement for own funds and eligible liabilities) and other bonds initiated by Lending organisation. 2 Based on country of risk owner classification. MISSION FULFILMENT NIB’s vision is for a prosperous and sustainable Nordic-Baltic region and the Bank has a mission formulated as a dual mandate to provide lending that benefits the environment and/or improves productivity. All projects proposed for financing undergo a thorough assessment of their potential impact on productivity and the environment of the member country area. The mandate fulfilment is rated on a six-grade scale from “negative” to “excellent”. During the first six months of 2025, projects achieving a “good” or “excellent” mandate rating accounted for 99.3% of the total amount of loans disbursed thereby exceeding the target defined by NIB’s Board of Directors of 95%. New financing with a “good” or “excellent” rating on both mandates was maintained at a record high level of 56.1% in the first half of 2025. Q2 INTERIM FINANCIAL REPORT / 9 Mandate fulfilment rating % of loans disbursed¹ 100 80 60 40 20 0 Good or excellent in productivity only Good or excellent in environment only Good or excellent in both environment and productivity ¹ Response loans excluded 98.1% 97.1% 99.2% 99.8% 99.9% 99.3% 2024 Jan-Jun Jan-Jun 2020 2021 2022 2023 2024 2025 99.9% Development of financing outstanding during 2025 In millions of euro 26,000 25,000 24,000 23,000 22,000 21,000 ¹ Changes in expected credit losses ² Fair valuation of lending labelled bonds and other adjustments Dec’24 Book value 23,574 New financing 2,008 Amort. -1,089 Prepaym. -30 ECL¹ -5 FX changes -103 Hedge Acc. adj. 54 Other² -9 Jun’25 Book value 24,398

FUNDING By the end of June, the Bank had raised EUR 6.3 billion in new funding, which compares to EUR 6.4 billion in the same period last year. This corresponds to approximately 70% of the expected funding need for the year. The strategy for 2025 remains to complete benchmark transactions in US dollars and Euros, complemented with other public issuance and private placement of bonds with investors to maintain a diversified portfolio of currencies and a global investor base. The Bank will also continue issuing NIB Environmental Bonds (NEB). During the second quarter the Bank priced a SEK 2 billion 5-year NEB. With this transaction, the Bank has now for the first time issued environmental bonds in all its member countries’ currencies in the same year. Other notable transactions during the quarter were a USD 1.25 billion 5-year global benchmark bond and a EUR 1 billion 3-year benchmark bond. For a full list of funding transactions, please click here. Q2 INTERIM FINANCIAL REPORT / 10 Development of debts evidenced by certificates during 2025 In millions of euro 44,000 42,000 40,000 38,000 36,000 34,000 32,000 30,000 ¹ Fair valuation and other adjustments Dec’24 Book value 36,230 New debt issuance 6,344 -3,477 Amort. Call & Buy backs -283 -1,924 FX changes Hedge Acc. adj. 275 Other¹ 50 37,214 Jun’25 Book value

Q2 INTERIM FINANCIAL REPORT / 11

RISK MANAGEMENT - CAPITAL AND LIQUIDITY

NIB maintained strong capital and liquidity positions throughout the first half of the year, despite the challenging macro-financial and geopolitical environment.

The total economic capital requirement as of 30 June 2025 was EUR 3,444 million. With total equity of EUR 4,600 million, the capital headroom – equity net of the total economic capital requirement – was approximately EUR 1,156 million compared to EUR 1,221 million at year-end 2024 or 25% of equity compared to 27% of equity as of 31 December 2024. The economic capital ratio was approximately 162% compared to 100% Statutory requirement. The leverage ratio was approximately 10.5% compared to 7.0% Statutory requirement.

The liquidity survival horizon was 476 days at the end of June 2025 compared to 407 days at year-end 2024. The liquidity headroom (liquidity buffer net of the 12-months liquidity requirement) was EUR 1.8 billion compared to EUR 2.9 billion as of 31 December 2024. The liquidity coverage ratio (LCR) was 5,878% and the net stable funding ratio (NSFR) was 167% as of 30 June 2025 compared to 6,782% and 169% as of 31 December 2024, respectively.

Asset quality remained solid, with 93% of lending credit exposure within the investment-grade category as of 30 June 2025 compared to 93% at year-end 2024. In terms of geographical distribution, 97% of lending exposure was to counterparties in Nordic-Baltic countries compared to 98% as of 31 December 2024.

STATUTORY REQUIREMENTS

Statutory metric	Minimum	30 June 2025[2]	31 December 2024
Risk-based (economic) capital ratio	100%[1]	162%	162%
Leverage ratio	7.0%	10.5%	10.3%
Leverage ratio with callable capital	20.0%	27.6%	27.9%
Liquidity survival horizon (days)	180	476	407

[1] The Board of Governors also requires the Board of Directors to observe a monitoring threshold of 110% and the Bank is expected to operate at capital levels well above the monitoring threshold under normal circumstances.

[2] Reported total equity used in calculated metrics as of 30 June 2025 instead of adjusted common equity (used as of 31 December 2024).

CREDIT RISK EXPOSURE BY INTERNAL RATING BASED ON EXPECTED LOSS (EL)

In millions of euro

Risk	S&P	30 June 2025			31 December 2024		
Class	Equivalent	Lending	Treasury	Total	Lending	Treasury	Total
1-2	AAA/AA+	6,323	10,082	16,405	6,061	9,319	15,380
3-4	AA/AA-	1,101	1,618	2,719	1,090	1,469	2,559
5-6	A+/A	2,765	986	3,751	2,664	828	3,492
7-8	A-/BBB+	7,379	186	7,565	6,869	160	7,029
9-10	BBB/BBB-	6,869	55	6,925	6,652	63	6,715
11-12	BB+/BB	1,342	-	1,342	1,223	-	1,223
13-14	BB/BB-	293	-	293	296	-	296
15-16	BB-/B+	41	-	41	81	-	81
17-18	B/B-	111	-	111	22	-	22
19-20	B-/CCC	-	-	-	-	-	-
D		90	-	90	92	-	92
Total		**26,314**	**12,928**	**39,242**	**25,050**	**11,839**	**36,889**
Class D							
Gross		105	-	105	108	-	108
Impairment		15	-	15	16	-	16
Net		**90**	**0**	**90**	**92**	**0**	**92**

NIB
Q2 INTERIM FINANCIAL REPORT / 12

Financial statements

Statement of comprehensive income

In thousands of euro	Note	Jan-Jun 2025	Jan-Jun 2024	YoY change %	Jan-Dec 2024
Interest income calculated using the effective interest method		554,555	642,763	-13.7%	1,261,657
Other interest income		274,948	339,354	-19.0%	659,395
Interest expense		-656,844	-820,550	-20.0%	-1,589,413
Net interest income	(2)	172,659	161,567	6.9%	331,639
Commission income and fees received		3,076	4,252	-27.6%	6,257
Commission expense and fees paid		-1,847	-1,188	55.5%	-2,607
Net fee and commission income		1,229	3,064	-59.9%	3,650
Net profit/loss on financial operations	(3)	-3,155	12,402		-17,020
Foreign exchange gains and losses		-60	-68	-11.8%	-140
Total operating income		170,673	176,965	-3.6%	318,129
Expenses					
General administrative expenses					
Personnel expenses		-20,338	-19,886	2.3%	-37,982
Other administrative expenses		-8,019	-7,706	4.1%	-15,661
Depreciation		-2,624	-2,617	0.3%	-5,336
Total operating expenses		-30,981	-30,210	2.6%	-58,979
Profit before loan losses		139,692	146,756	-4.8%	259,150
Net loan losses	(4) (5)	-5,504	-3,977	38.4%	-3,003
Net profit for the period		**134,188**	**142,779**	**-6.0%**	**256,147**
Other comprehensive income					
Items that will be reclassified to income statement					
Fair value hedges - valuation of cross currency basis spread		-7,854	-5,743	36.8%	3,639
Items that will not be reclassified to income statement					
Changes in own credit risk on liabilities recorded at fair value		-2,863	781		6,216
Total other comprehensive income		-10,717	-4,962		9,855
Total comprehensive income		**123,471**	**137,818**	**-10.4%**	**266,002**

The accompanying notes are an integral part of these financial statements.

NIB Q2 INTERIM FINANCIAL REPORT / 13

Statement of financial position

In thousands of euro	Note	30 Jun 2025	30 Jun 2024[1]	31 Dec 2024[1]
Assets				
Cash and balances at banks		886,573	1,116,962	1,103,039
Placements with credit institutions		6,930,452	6,117,466	6,499,969
Debt securities		11,404,740	10,179,580	10,602,315
Other financial placements		217	175	223
Loans outstanding	(6)	23,718,571	21,849,872	23,024,306
Intangible assets		12,704	9,891	11,157
Tangible assets, property and equipment		28,204	28,764	28,806
Derivatives		1,040,532	1,649,758	1,805,566
Other assets		25,250	662,325	28,372
Total assets		**44,047,244**	**41,614,792**	**43,103,754**

Liabilities and equity				
Amounts owed to credit institutions		154,607	746,042	931,872
Debts evidenced by certificates	(7)	37,214,352	34,270,429	36,229,507
Derivatives		1,914,096	1,699,516	1,289,875
Other liabilities		164,145	474,416	99,926
Total liabilities		39,447,200	37,190,403	38,551,181
Paid-in capital		845,543	845,543	845,543
Statutory reserve		836,884	836,884	836,884
General credit risk fund		2,754,917	2,574,771	2,574,771
Other reserves		28,511	24,412	39,228
Profit available for appropriation		134,188	142,779	256,147
Total equity		4,600,044	4,424,389	4,552,573
Total liabilities and equity		**44,047,244**	**41,614,792**	**43,103,754**

[1] Presentation of Statement of financial position has been reclassified, see note 10.
The accompanying notes are an integral part of these financial statements.

NIB
Q2 INTERIM FINANCIAL REPORT / 14

Statement of changes in equity

In thousands of euro	Paid-in capital	Statutory reserve	General credit risk fund	Profit available for appropriation	Changes in own credit risk on liabilities recorded at fair value	Cost of hedg-ing reserve	Total
Equity at 31 December 2023	**845,543**	**836,884**	**2,387,111**	**250,659**	**4,610**	**24,763**	**4,349,571**
Net profit for the period	-	-	-	142,779	-	-	142,779
Other comprehensive income	-	-	-	-	781	-5,743	-4,962
Total comprehensive income	0	0	0	142,779	781	-5,743	137,818
Transactions with owners in their capacity as owners							
Appropriation of profit	-	-	187,659	-187,659	-	-	0
Dividends	-	-	-	-63,000	-	-	-63,000
Equity at 30 June 2024	**845,543**	**836,884**	**2,574,771**	**142,779**	**5,391**	**19,020**	**4,424,389**
Net profit for the period	-	-	-	113,367	-	-	113,367
Other comprehensive income	-	-	-	-	5,434	9,382	14,817
Total comprehensive income	0	0	0	113,367	5,434	9,382	128,184
Equity at 31 December 2024	**845,543**	**836,884**	**2,574,771**	**256,147**	**10,826**	**28,403**	**4,552,573**
Net profit for the period	-	-	-	134,188	-	-	134,188
Other comprehensive income	-	-	-	-	-2,863	-7,854	-10,717
Total comprehensive income	0	0	0	134,188	-2,863	-7,854	123,471
Transactions with owners in their capacity as owners							
Appropriation of profit	-	-	180,147	-180,147	-	-	0
Dividends	-	-	-	-76,000	-	-	-76,000
Equity at 30 June 2025	**845,543**	**836,884**	**2,754,917**	**134,188**	**7,963**	**20,548**	**4,600,044**

The accompanying notes are an integral part of these financial statements.

NIB
Q2 INTERIM FINANCIAL REPORT / 15

Cash flow statement

In thousands of euro	Jan-Jun 2025	Jan-Jun 2024[1]	Jan-Dec 2024[1]
Cash flows from operating activities			
Net profit for the period	134,188	142,779	256,147
Adjustments:			
Unrealised gains/losses of financial assets and liabilities measured at fair value	-357	-5,661	12,366
Hedge accounting ineffectiveness	6,020	-6,554	4,782
ECL non-lending activities	-127	166	128
Net loan losses (ECL lending activities)	5,504	3,977	3,003
Depreciation and write-down in value of tangible and intangible assets	2,624	2,617	5,336
Other adjustments to the net profit for the period	2,220	4,792	8,056
Adjustments	15,884	-663	33,671
Change in operative assets			
Change in placements with credit institutions	455,725	353,321	-570,273
Change in debt securities	-835,418	-179,230	-556,550
Change in other financial placements	-	3,583	3,583
Change in loans outstanding	-750,865	-405,644	-1,600,499
Change in derivatives, net	-187,754	8,956	198,357
Change in other assets	852	-361	13,776
Change in operative assets	-1,317,460	-219,375	-2,511,607
Change in operative liabilities			
Change in amounts owed to credit institutions	-776,839	255,169	442,091
Change in other liabilities	62,644	80,006	130,765
Change in operative liabilities	-714,195	335,175	572,856
Cash flows from operating activities	**-1,881,582**	**257,917**	**-1,648,933**

[1] Presentation of Cash flow statement has been reclassified, see note 10.
The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

NIB Q2 INTERIM FINANCIAL REPORT / 16

In thousands of euro	Jan-Jun 2025	Jan-Jun 2024[1]	Jan-Dec 2024[1]
Cash flows from investing activities			
Acquisition of intangible assets	-2,243	-320	-2,272
Acquisition of tangible assets	-964	-285	-1,945
Cash flows from investing activities	**-3,207**	**-605**	**-4,217**
Cash flows from financing activities			
Debts evidenced by certificates			
New debt issuance	6,343,631	5,792,544	9,070,303
Redemptions	-3,760,120	-4,914,139	-6,527,584
Debts evidenced by certificates	2,583,511	878,405	2,542,719
Dividend paid	-76,000	-63,000	-63,000
Cash flows from financing activities	**2,507,511**	**815,405**	**2,479,719**
Change in cash and cash equivalents, net	**622,722**	**1,072,717**	**826,569**
Opening balance for cash and cash equivalents, net	1,767,453	963,805	963,805
Exchange rate adjustments	-15,938	-26,676	-22,921
Closing balance for cash and cash equivalents, net	2,374,237	2,009,846	1,767,453
Change in cash and cash equivalents, net	**622,722**	**1,072,717**	**826,569**
Additional information to the statement of cash flows			
Interest received	890,345	1,003,489	1,841,803
Interest paid	-659,466	-774,020	-1,452,822

In thousands of euro	30 Jun 2025	30 Jun 2024[1]	31 Dec 2024[1]
The following items are included in cash and cash equivalents, net			
Cash and balances at banks	886,573	1,116,962	1,103,039
Short-term placements with credit institutions	1,487,664	894,403	664,840
Short-term amounts owed to credit institutions	-	-1,519	-426
Cash and cash equivalents, net	**2,374,237**	**2,009,846**	**1,767,453**

[1] Presentation of Cash flow statement has been reclassified, see note 10.
The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

Note 1: Segment information NET PROFIT/LOSS FOR THE PERIOD JANUARY-JUNE 2025 In thousands of euro Lending total Asset and liability management Portfolio management Treasury total Total Net interest income 106,005 7,010 59,644 66,654 172,659 Commission income and fees received 2,897 179—179 3,076 Commission expense and fees paid -307 -1,540—-1,540 -1,847 Net profit/loss on financial operations 262 -10,292 6,875 -3,417 -3,155 Foreign exchange gains and losses—-60—-60 -60 Operating expenses -20,065 -7,642 -3,275 -10,917 -30,981 Net loan losses -5,504 — 0 -5,504 Net profit/loss for the period ended 30 June 2025 83,290 -12,345 63,244 50,899 134,188 Notes to the interim financial statements Q2 INTERIM FINANCIAL REPORT / 17

Q2 INTERIM FINANCIAL REPORT / 18

NET PROFIT/LOSS FOR THE PERIOD JANUARY-JUNE 2024

In thousands of euro	Lending total	Asset and liability management	Portfolio management	Treasury total	Total
Net interest income	93,653	7,780	60,135	67,915	161,567
Commission income and fees received	4,062	190	-	190	4,252
Commission expense and fees paid	-76	-1,112	0	-1,112	-1,188
Net profit/loss on financial operations	4,633	-9,303	17,072	7,769	12,402
Foreign exchange gains and losses	-	-68	-	-68	-68
Operating expenses	-19,302	-7,635	-3,272	-10,907	-30,210
Net loan losses	-3,977	-	-	0	-3,977
Net profit/loss for the period ended 30 June 2024	**78,993**	**-10,149**	**73,935**	**63,786**	**142,779**

NET PROFIT/LOSS FOR THE PERIOD JANUARY-DECEMBER 2024

In thousands of euro	Lending total	Asset and liability management	Portfolio management	Treasury total	Total
Net interest income	195,880	12,460	123,299	135,759	331,639
Commission income and fees received	5,959	298	-	298	6,257
Commission expense and fees paid	-353	-2,254	0	-2,254	-2,607
Net profit/loss on financial operations	3,602	-20,537	-85	-20,622	-17,020
Foreign exchange gains and losses	-	-140	-	-140	-140
Operating expenses	-38,595	-14,269	-6,115	-20,385	-58,979
Net loan losses	-3,003	-	-	0	-3,003
Net profit/loss for the year ended 31 December 2024	**163,490**	**-24,442**	**117,099**	**92,657**	**256,147**

Note 2: Net interest income In thousands of euro Jan–Jun 2025 Jan–Jun 2024 Jan–Dec 2024 Interest income Cash and balances at banks 12,767 19,590 37,147 Placements with credit institutions 18,837 31,504 53,109 Debt securities 44,085 33,490 72,867 Loans outstanding 442,295 481,800 961,373 Derivatives 36,570 76,378 137,161 Interest income calculated using the effective interest method 554,555 642,763 1,261,657 Placements with credit institutions 93,553 102,608 203,840 Debt securities 99,463 88,742 186,125 Derivatives 81,931 147,960 269,385 Other financial assets measured at fair value—45 45 Other interest income 274,948 339,354 659,395 Total interest income 829,503 982,117 1,921,052 Interest expense Placements owed to credit institutions -6,159 -13,997 -25,836 Debts evidenced by certificates -550,927 -472,643 -980,750 Derivatives -99,758 -333,910 -582,827 Total interest expense -656,844 -820,550 -1,589,413 Net interest income 172,659 161,567 331,639 Note 3: Net profit/loss on financial operations In thousands of euro Jan–Jun 2025 Jan–Jun 2024 Jan–Dec 2024 Financial instruments measured at fair value, realised gains and losses 5,739 288 398 Financial instruments measured at fair value, unrealised gains and losses 357 5,661 -12,366 Financial instruments measured at amortised cost, realised gains and losses -3,359 66 -142 Expected credit loss on financial placements 127 -166 -128 Hedge accounting ineffectiveness -6,020 6,554 -4,782 Net profit/loss on financial operations -3,155 12,402 -17,020 Q2 INTERIM FINANCIAL REPORT / 19

NIB Q2 INTERIM FINANCIAL REPORT / 20

Note 4: Expected credit loss

In thousands of euro	Stage 1	Stage 2	Stage 3	Total
Balance at 31 December 2023	53,563	10,001	8,732	72,295
Transfer to Stage 1	208	-208	-	0
Transfer to Stage 2	-294	294	-	0
Transfer to Stage 3	-	-3,529	3,529	0
New assets originated or disbursed	13,437	-	-	13,437
Amortisations and repayments	-20,083	-2,554	-	-22,638
Impact of remeasurement on existing assets	8,256	3,391	1,753	13,401
Foreign exchange adjustments and other changes	-	-	76	76
Net change income statement	1,523	-2,606	5,358	4,276
Realised losses	-	-	-	0
Balance at 30 June 2024	**55,086**	**7,395**	**14,090**	**76,571**
Transfer to Stage 1	374	-374	-	0
Transfer to Stage 2	-572	572	-	0
Transfer to Stage 3	-537	-	537	0
New assets originated or disbursed	3,109	653	-	3,763
Amortisations and repayments	9,164	1,478	-	10,642
Impact of remeasurement on existing assets	-15,524	-1,253	1,361	-15,416
Foreign exchange adjustments and other changes	-	-	524	524
Net change income statement	-3,986	1,077	2,422	-487
Realised losses	-	-	-	0
Balance at 31 December 2024	**51,100**	**8,472**	**16,512**	**76,084**
Transfer to Stage 1	3,147	-3,147	-	0
Transfer to Stage 2	-4,023	4,023	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	14,667	75	-	14,742
Amortisations and repayments	-19,406	-3,548	-	-22,954
Impact of remeasurement on existing assets	4,334	9,255	-	13,588
Foreign exchange adjustments and other changes	-	-	-912	-912
Net change income statement	-1,282	6,659	-912	4,466
Realised losses	-	-	-	0
Balance at 30 June 2025	**49,818**	**15,131**	**15,601**	**80,550**

ECL - STATEMENT OF FINANCIAL POSITION

In thousands of euro	30 Jun 2025	30 Jun 2024	31 Dec 2024
Loans outstanding[1]	74,742	70,136	70,388
Commitments (recorded in other liabilities)	4,410	4,872	4,171
Financial placements	1,398	1,563	1,525
Total	**80,550**	**76,571**	**76,084**

[1] Including write-down of accrued interest

ECL - STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Jun 2025	Jan-Jun 2024	Jan-Dec 2024
Net profit/loss on financial operations (Note 3)	127	-166	-128
Net loan losses (Note 5)	-5,504	-4,034	-3,061
Foreign exchange gains and losses	912	-76	-600
Total recognised in income statement	**-4,466**	**-4,276**	**-3,789**

Note 5: Net loan losses

In thousands of euro	Jan-Jun 2025	Jan-Jun 2024	Jan-Dec 2024
Change in expected credit loss on Stage 1 and 2 loans	-5,504	1,249	4,120
Change in expected credit loss on Stage 3 loans	-	-5,282	-7,180
Expected credit loss	-5,504	-4,034	-3,061
Recoveries on claims	-	57	57
Net loan losses	**-5,504**	**-3,977**	**-3,003**

There were no realised losses for the periods Jan-Jun 2025, Jan-Jun 2024 or Jan-Dec 2024.

Note 6: Financing outstanding In thousands of euro Jan–Jun 2025 Jan–Jun 2024 Jan–Dec 2024 Opening balance 23,573,771 22,075,500 22,075,500 New financing 2,007,900 1,896,428 4,352,883 Amortisations -1,088,840 -839,833 -1,940,977 Prepayments -30,325 -633,497 -713,693 Changes in expected credit losses -5,265 -4,374 -4,104 Foreign exchange changes -103,391 -120,537 -255,202 Fair value adjustments 4,092 3,268 6,954 Hedge accounting adjustments 54,042 -39,374 69,000 Other movements -13,586 -3,712 -16,590 Closing balance 24,398,397 22,333,869 23,573,771 Loans outstanding 23,718,571 21,849,872 23,024,306 Investments in lending bonds 679,826 483,997 549,464 Total financing outstanding 24,398,397 22,333,869 23,573,771 In thousands of euro Jan–Jun 2025 Jan–Jun 2024 Jan–Dec 2024 Opening balance 36,229,507 32,496,123 32,496,123 New debt issuance 6,343,631 6,421,774 9,070,303 Amortisations -3,477,451 -4,904,893 -6,453,138 Calls and buy backs -282,670 -9,246 -74,446 Foreign exchange changes -1,923,934 415,709 699,271 Fair value adjustments 17,520 -11,060 -8,880 Hedge accounting adjustments 275,070 -177,694 353,922 Other 32,679 39,717 146,353 Closing balance 37,214,352 34,270,429 36,229,507 Note 7: Debts evidenced by certificates Q2 INTERIM FINANCIAL REPORT / 21

NIB Q2 INTERIM FINANCIAL REPORT / 22

Note 8: Classification of financial instruments

In thousands of euro	Amortised cost (AC)	Fair value through profit and loss (FVTPL)	Designated at fair value through profit and loss (FVO)	Derivatives designated as hedging instru-ments	Total
Financial assets					
Cash and balances at banks	886,573	-	-	-	886,573
Placements with credit institutions	1,684,838	5,245,614	-	-	6,930,452
Debt securities	4,209,156	7,195,584	-	-	11,404,740
Other financial placements	-	217	-	-	217
Loans outstanding	23,718,571	-	-	-	23,718,571
Derivatives	-	440,078	-	600,454	1,040,532
Total 30 June 2025	**30,499,138**	**12,881,493**	**0**	**600,454**	**43,981,085**
Financial liabilities					
Amounts owed to credit institutions	154,607	-	-	-	154,607
Debts evidenced by certificates	36,562,420	-	651,933	-	37,214,352
Derivatives	-	642,723	-	1,271,373	1,914,096
Total 30 June 2025	**36,717,027**	**642,723**	**651,933**	**1,271,373**	**39,283,055**

In thousands of euro	Amortised cost (AC)	Fair value through profit and loss (FVTPL)	Designated at fair value through profit and loss (FVO)	Derivatives designated as hedging instru-ments	Total
Financial assets					
Cash and balances at banks	1,116,962	-	-	-	1,116,962
Placements with credit institutions	1,241,101	4,876,365	-	-	6,117,466
Debt securities	3,751,077	6,428,503	-	-	10,179,580
Other financial placements	-	175	-	-	175
Loans outstanding	21,849,872	-	-	-	21,849,872
Derivatives	-	930,925	-	718,833	1,649,758
Total 30 June 2024	**27,959,011**	**12,235,968**	**0**	**718,833**	**40,913,812**
Financial liabilities					
Amounts owed to credit institutions	746,042	-	-	-	746,042
Debts evidenced by certificates	33,370,956	-	899,473	-	34,270,429
Derivatives	-	129,836	-	1,569,680	1,699,516
Total 30 June 2024	**34,116,998**	**129,836**	**899,473**	**1,569,680**	**36,715,987**

In thousands of euro Amortised cost (AC) Fair value through profit and loss (FVTPL) Designated at fair value through profit and loss (FVO) Derivatives designated as hedging instruments Total Financial assets Cash and balances at banks 1,103,039 ——1,103,039 Placements with credit institutions 908,319 5,591,650 — 6,499,969 Debt securities 3,954,368 6,647,947 — 10,602,315 Other financial placements—223 — 223 Loans outstanding 23,024,306 ——23,024,306 Derivatives—1,018,190—787,376 1,805,566 Total 31 December 2024 28,990,033 13,258,010 0 787,376 43,035,419 Financial liabilities Amounts owed to credit institutions 931,872 ——931,872 Debts evidenced by certificates 35,468,747—760,760—36,229,507 Derivatives—136,633—1,153,242 1,289,875 Total 31 December 2024 36,400,619 136,633 760,760 1,153,242 38,451,254 Q2 INTERIM FINANCIAL REPORT / 23

Note 9: Fair value of financial instruments FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS 30 Jun 2025 30 Jun 2024 31 Dec 2024 In thousands of euro Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value Financial assets Cash and balances at banks 886,573 886,573 1,116,962 1,116,962 1,103,039 1,103,039 Placements with credit institutions 6,930,452 6,930,629 6,117,466 6,117,429 6,499,969 6,500,310 Debt securities 11,404,740 11,392,013 10,179,580 10,067,474 10,602,315 10,567,263 Other financial placements 217 217 175 175 223 223 Loans outstanding 23,718,571 23,833,866 21,849,872 22,018,100 23,024,306 23,096,503 Derivatives 1,040,532 1,040,532 1,649,758 1,649,758 1,805,566 1,805,566 Total 43,981,085 44,083,830 40,913,812 40,969,897 43,035,419 43,072,905 Financial liabilities Amounts owed to credit institutions 154,607 154,607 746,042 746,042 931,872 931,872 Debts evidenced by certificates 37,214,352 35,080,557 34,270,429 34,182,263 36,229,507 36,027,146 Derivatives 1,914,096 1,914,096 1,699,516 1,699,516 1,289,875 1,289,875 Total 39,283,055 37,149,260 36,715,987 36,627,821 38,451,254 38,248,894 Q2 INTERIM FINANCIAL REPORT / 24

NIB
Q2 INTERIM FINANCIAL REPORT / 25

LEVEL OF FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS NOT HELD AT FAIR VALUE ON THE BALANCE SHEET

	30 Jun 2025			30 Jun 2024			31 Dec 2024		
In thousands of euro	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets									
Cash and balances at banks	886,573	-	-	1,116,962	-	-	1,103,039	-	-
Placements with credit institutions	-	1,685,014	-	-	1,241,064	-	-	908,660	-
Debt securities	4,193,620	-	2,809	3,635,441	-	3,530	3,916,299	-	3,017
Loans outstanding[1]	-	-	23,833,866	-	22,018,100	-	-	23,096,503	-
Derivatives	-	589,999	10,455	-	706,135	12,698	-	777,078	10,298
Total	**5,080,193**	**2,275,014**	**23,847,130**	**4,752,403**	**23,965,299**	**16,227**	**5,019,338**	**24,782,242**	**13,315**
Financial liabilities									
Amounts owed to credit institutions	-	154,607	-	-	746,042	-	-	931,872	-
Debts evidenced by certificates	-	34,273,551	155,073	-	33,125,843	156,947	-	35,249,122	17,264
Derivatives	-	1,232,805	38,568	-	1,533,527	36,152	-	1,117,279	35,963
Total	**0**	**35,660,963**	**193,641**	**0**	**35,405,413**	**193,099**	**0**	**37,298,273**	**53,227**

[1] All loans to clients moved to level 3 at 30 June 2025.

LEVEL OF FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS HELD AT FAIR VALUE ON THE BALANCE SHEET

	30 Jun 2025			30 Jun 2024			31 Dec 2024		
In thousands of euro	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets									
Financial placements with credit institutions	-	5,245,614	-	-	4,876,365	-	-	5,591,650	-
Debt securities	7,195,584	-	-	6,428,503	-	-	6,647,947	-	-
Other financial placements	-	-	217	-	-	175	-	-	223
Derivatives	-	425,773	14,305	-	922,614	8,311	-	1,009,660	8,530
Total	**7,195,584**	**5,671,387**	**14,522**	**6,428,503**	**5,798,979**	**8,486**	**6,647,947**	**6,601,309**	**8,753**
Financial liabilities									
Debts evidenced by certificates	-	462,365	189,567	-	716,641	182,832	-	575,800	184,960
Derivatives	-	636,400	6,323	-	111,821	18,015	-	120,364	16,269
Total	**0**	**1,098,765**	**195,890**	**0**	**828,463**	**200,847**	**0**	**696,164**	**201,230**

CHANGES IN FAIR VALUES OF FINANCIAL INSTRUMENTS HELD AT FAIR VALUE AND CATEGORISED AT LEVEL 3 Financial assets Financial liabilities In thousands of euro Other financial placements Derivative assets Level 3, total assets Debts evidenced by ceritificates Derivative Liabilities Level 3, total liabilities Balance at 31 December 2023 3,614 12,871 16,485 189,983 11,442 201,426 New trades — 0 — 0 Matured, buy backs and calls -3,583—-3,583 — 0 Fair value adjustments 144 -1,409 -1,266 -6,185 5,199 -986 Foreign exchange changes—-3,150 -3,150 -966 1,373 407 Balance at 30 June 2024 175 8,311 8,486 182,832 18,015 200,847 New trades — 0 — 0 Matured, buy backs and calls — 0 — 0 Fair value adjustments 49 -262 -213 -1,679 -1,656 -3,335 Foreign exchange changes—481 481 3,807 -90 3,718 Balance at 31 December 2024 223 8,530 8,753 184,960 16,269 201,230 New trades — 0 — 0 Matured, buy backs and calls — 0 — 0 Fair value adjustments -6 3,587 3,581 14,041 -8,662 5,380 Foreign exchange changes—2,187 2,187 -9,435 -1,284 -10,719 Balance at 30 June 2025 217 14,305 14,522 189,567 6,323 195,890 Q2 INTERIM FINANCIAL REPORT / 26

NIB
Q2 INTERIM FINANCIAL REPORT / 27

Note 10: Basis of preparation

This interim management statement is presented in accordance with IAS 34 Interim Financial Reporting. The accounting policies and methods of computation are the same as described in Note 1 Accounting policies of NIB's Financial Report 2024. This report should be read in conjunction with NIB's 2024 audited IFRS financial statements. The International Accounting Standards Board (IASB) has amended a number of standards, however they have not had any significant impact on the Bank's financial statements.

There have been no material changes in the used accounting judgements, estimates and assumptions that may affect the Bank's profits, its financial position and other information presented. Significant judgements and estimates are applied mainly to loan impairment testing and valuations of financial assets and liabilities.

NIB's business model gives rise to credit, market and liquidity risks which are managed through sound banking principles and practices. There have been no significant changes in the Bank's exposures to these risks compared to those described in Note 2 Risk management in the 2024 IFRS financial statements. For more information see section Risk Management in this report.

There have been no material changes in relation to transactions with related parties compared to those described in Note 25 Related party disclosures in the 2024 IFRS financial statements.

The Bank has made changes to the presentation of its Statement of financial position and Cash flow statement to enhance clarity, improve transparency, and ensure compliance with IFRS reporting standards. These changes are presentation-related only and have no impact on the reported total assets or total equity. As a result of the reclassification in the Statement of financial position, notes 6, 7, 8 and 9 have also been updated accordingly.

In the Statement of financial position, the line item previously titled *Cash and cash equivalents* has been renamed to *Cash and balances at banks*. This revised category now comprises bank accounts, short-term loans to banks, and cash balances related to futures. Additionally, items that were previously categorised under *Cash and cash equivalents*; collateral assets, short-term reverse repurchase agreements and short-term commercial papers have been reclassified under *Placements with credit institutions*. The total balances reclassified from *Cash and cash equivalents* to *Placements with credit institutions* as of 30 June 2024, 31 December 2024 and 31 March 2025 amounted to EUR 1,628 million, EUR 1,031 million and EUR 2,221 million, respectively.

In addition, *Accrued interest and fees receivables/payables* have also been reallocated to their respective financial instrument line items. The total balances reclassified from *Accrued interest and fees receivable* as of 30 June 2024, 31 December 2024 and 31 March 2025 amounted to EUR 510 million, EUR 612 million and EUR 591 million, respectively. The total balances reclassified from *Accrued interest and fees payable* as of 30 June 2024, 31 December 2024 and 31 March 2025 amounted to EUR 403 million, EUR 466 million and EUR 408 million, respectively. Also, the *Total equity* section has been enhanced to provide a more detailed breakdown. It now includes *Paid-in capital, Statutory reserve, General credit risk fund, Other reserves* and *Profit available for appropriation.*

In the Cash flow statement, the definition of *Cash and cash equivalents, net* has been updated to align with the revised classification. Furthermore, the presentation of changes in balance sheet items has been adjusted to reflect the new structure.

Based on further analysis on counterparty credit risk the Bank has classified all loans to clients on level 3 in fair value hierarchy starting from 30 June 2025. The majority of these loans were previously classified on level 2.

In addition to the above, the bank has revised certain terminology related to its lending activities. Specifically, the term *New lending disbursed* has been replaced with *New financing* to more accurately reflect the nature and scope of activities undertaken by the Bank's lending organisation.

There have been no material post balance sheet events that would require disclosure or adjustment to these financial statements.

KEY RATIO DEFINITIONS

$$\text{Equity/total assets} = \frac{\text{Total equity at reporting date}}{\text{Total assets at reporting date}}$$

$$\text{Return on equity} = \frac{\text{Annualised profit for the period}}{\text{Average equity for the period}}$$

$$\text{Cost/income} = \frac{\text{Total operating expenses for the period}}{\text{Total operating income for the period}}$$

Signed by the Board of Directors and the President Q2 INTERIM FINANCIAL REPORT / 28 HELSINKI, 13 AUGUST 2025 Julie Sonne (Deputy Chair of the Board) Merle Wilkinson (Chair of the Board) Minna Nikitin Esther Finnbogadóttir Līga Kļaviņa Jurgita Uzielienė Kristin Langeland Ervik Max Elger André Küüsvek (President & CEO)

Q2 INTERIM FINANCIAL REPORT / 29

Review Opinion

To the Board of Directors of the Nordic Investment Bank

Report on Review of Interim Financial Report

INTRODUCTION

We have reviewed the accompanying condensed interim statement of financial position of the Nordic Investment Bank as of June 30, 2025 and the related condensed interim statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and notes, comprising material accounting policy information and other explanatory notes. The Board of Directors and President of the Nordic Investment Bank are responsible for the preparation and presentation of this condensed interim financial information in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this condensed interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting".

RESTRICTION ON DISTRIBUTION AND USE

Our report is intended only for the benefit of the Nordic Investment Bank's Board of Directors and the report has been prepared in accordance with the terms of our engagement. We are responsible for our work, the report and our conclusion we have presented only to the Nordic Investment Bank, not to third parties.

Helsinki, 13 August 2025

PricewaterhouseCoopers Oy
Authorised Public Accountants

Öhrlings PricewaterhouseCoopers AB

Jukka Paunonen
Authorised Public Accountant (KHT)

Peter Sott
Authorised Public Accountant

NIB NORDIC INVESTMENT BANK FINANCING THE FUTURE CONTACT Kim Skov Jensen Vice President & CFO kim.jensen@nib.int Jukka Ahonen Senior Director, Head of Communications jukka.ahonen@nib.int Jens Hellerup Senior Director, Head of Funding & Investor Relations jens.hellerup@nib.int For more information about the Nordic Investment Bank, visit www.nib.int